CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Debt Securities (4.875% Medium-Term Notes Due 2045)	$ 1,750,000,000	$ 176,225.00

(1)   *Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.*

(2)   *This "Calculation of Registration Fee" table shall be deemed to update the "Calculation of Registration Fee" table in the Registration Statement on Form S-3 (No. 333-205731), filed by McDonald's Corporation on July 17, 2015, in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933, as amended.*

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-205731

PRICING SUPPLEMENT NO. 5, Dated December 2, 2015
(To Prospectus Dated July 17, 2015 and
Prospectus Supplement Dated July 17, 2015)

McDONALD'S CORPORATION

Medium-Term Notes
(Fixed Rate Notes)
Due From One Year to 60 Years From Date of Issue

The following description of the terms of the Notes offered hereby supplements, and, to the extent inconsistent therewith, replaces, the descriptions included in the Prospectus and Prospectus Supplement referred to above, to which descriptions reference is hereby made.

Principal Amount: USD 1,750,000,000

Issue Price: 100.000% of the principal amount of the Notes

Original Issue Date: December 9, 2015 (T + 5)

Stated Maturity: December 9, 2045

Interest Rate: 4.875% per annum

Interest Payment Dates: June 9 and December 9 of each year, commencing June 9, 2016
[Applicable only if other than February 15 and August 15 of each year]

Regular Record Dates: May 25 and November 24 of each year, as the case may be
[Applicable only if other than February 1 and August 1 of each year]

Form: ☒ Book-Entry ☐ Certificated

Specified Currency:
[Applicable only if other than U.S. dollars]

Option to Receive Payments in Specified Currency: ☐ Yes ☐ No
[Applicable only if Specified Currency is other than U.S. dollars and if Note is not in Book Entry form]

Authorized Denominations:
[Applicable only if other than U.S. $1,000 and increments of U.S. $1,000, or if Specified Currency is other than U.S. dollars]

Method of Payment of Principal:
[Applicable only if other than immediately available funds]

| Optional Redemption: | ☐ | The Notes cannot be redeemed prior to Stated Maturity. |
| | ☒ | The Notes can be redeemed in whole or in part at any time prior to Stated Maturity at the option of McDonald's Corporation (the "Company") as set forth below. |

Optional Redemption Dates: At any time prior to Stated Maturity at the option of the Company as set forth below.

Redemption Prices:

☐   The Redemption Price shall initially be _____ % of the principal amount of the Note to be redeemed and shall decline at each anniversary of the initial Optional Redemption Date by _____ % of the principal amount to be redeemed until the Redemption Price is 100% of such principal amount; *provided, however,* that if this Note is an Original Issue Discount Note, the Redemption Price shall be the Amortized Face Amount of the principal amount to be redeemed.

☒   Other: The Notes will be redeemable in whole or in part, at any time prior to June 9, 2045 (six months prior to Stated Maturity) at the Company's option, at a redemption price equal to the greater of:

    (1)   100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date; or

    (2)   the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus accrued and unpaid interest on those Notes to the redemption date.

The Notes will be redeemable in whole or in part, at any time on or after June 9, 2045 (one month prior to Stated Maturity) at the Company's option, at a redemption price equal to 100% of the principal amount of such series of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date.

For purposes of the determination of the redemption price, the following definitions shall apply:

    "Business Day" means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

    "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes to be redeemed.

    "Comparable Treasury Price" means, with respect to any redemption date, the average of the available Reference Treasury Dealer Quotations for that redemption date.

    "Independent Investment Banker" means one of the Reference Treasury Dealers selected by the Company.

"Reference Treasury Dealer" means four primary U.S. Government securities dealers in New York City, New York (a "Primary Treasury Dealer"), which shall include Goldman, Sachs & Co.; J.P. Morgan Securities LLC; Merrill Lynch, Pierce, Fenner & Smith Incorporated; and Morgan Stanley & Co. LLC, and their respective successors; *provided, however,* that if any of the foregoing ceases to be a Primary Treasury Dealer, the Company shall substitute for it another Primary Treasury Dealer.

"Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by that Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third Business Day preceding the redemption date.

"Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue for the Notes to be redeemed, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

Unless the Company defaults in payment of the redemption price, after the redemption date interest will cease to accrue on the Notes or portion of the Notes called for redemption.

| Sinking Fund: | ☒ The Notes are not subject to a Sinking Fund. |
| | ☐ The Notes are subject to a Sinking Fund. |

Sinking Fund Dates:

Sinking Fund Amounts:

| Amortizing Note: | ☐ Yes ☒ No |

Amortizing Schedule:

Repayment Date	Repayment Amount	Outstanding Balance Following Repayment Amount

| Optional Repayment: | ☐ Yes ☒ No |

Optional Repayment Dates:

Optional Repayment Prices:

| Original Issue Discount Note: | ☐ Yes ☒ No |

Total Amount of OID:

Yield to Stated Maturity:

Initial Accrual Period OID:

Calculation Agent (if other than Principal Paying Agent):

Agents' Discount:	0.875% of the principal amount of the Notes
Net proceeds to Company:	99.125% of the principal amount of the Notes
Agents' Capacity:	☐ Agent ☒ Principal

Agents:

Joint Bookrunners:	Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC SG Americas Securities, LLC Wells Fargo Securities, LLC
Co-Managers:	ANZ Securities, Inc. Barclays Capital Inc. Blaylock Beal Van, LLC BNP Paribas Securities Corp. Drexel Hamilton, LLC HSBC Securities (USA) Inc. ING Financial Markets LLC Lebenthal & Co., LLC Loop Capital Markets LLC Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. PNC Capital Markets LLC Rabo Securities USA, Inc. RBC Capital Markets, LLC RBS Securities Inc. Samuel A. Ramirez & Company, Inc. Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc. Standard Chartered Bank SunTrust Robinson Humphrey, Inc. TD Securities (USA) LLC The Williams Capital Group, L.P. Unicredit Capital Markets LLC U.S. Bancorp Investments, Inc.
CUSIP:	58013MFA7

Plan of Distribution to Agents:

Agent	Principal Amount
Goldman, Sachs & Co.	$ 262,500,000
J.P. Morgan Securities LLC	$ 262,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$ 262,500,000
Morgan Stanley & Co. LLC	$ 262,500,000
Citigroup Global Markets Inc.	$ 105,000,000
SG Americas Securities, LLC	$ 105,000,000
Wells Fargo Securities, LLC	$ 105,000,000
The Williams Capital Group, L.P.	$ 26,250,000
ANZ Securities, Inc.	$ 17,500,000
Barclays Capital Inc.	$ 17,500,000
BNP Paribas Securities Corp.	$ 17,500,000
HSBC Securities (USA) Inc.	$ 17,500,000
ING Financial Markets LLC	$ 17,500,000
Mitsubishi UFJ Securities (USA), Inc.	$ 17,500,000
Mizuho Securities USA Inc.	$ 17,500,000
PNC Capital Markets LLC	$ 17,500,000
Rabo Securities USA, Inc.	$ 17,500,000
RBC Capital Markets, LLC	$ 17,500,000
RBS Securities Inc.	$ 17,500,000
Scotia Capital (USA) Inc.	$ 17,500,000
SMBC Nikko Securities America, Inc.	$ 17,500,000
Standard Chartered Bank	$ 17,500,000
SunTrust Robinson Humphrey, Inc.	$ 17,500,000
TD Securities (USA) LLC	$ 17,500,000
Unicredit Capital Markets LLC	$ 17,500,000
U.S. Bancorp Investments, Inc	$ 17,500,000
Blaylock Beal Van, LLC	$ 8,750,000
Drexel Hamilton, LLC	$ 8,750,000
Lebenthal & Co., LLC	$ 8,750,000
Loop Capital Markets LLC	$ 8,750,000
Samuel A. Ramirez & Company, Inc.	$ 8,750,000
Total:	$ 1,750,000,000

Additional Information Regarding Agents:

Standard Chartered Bank will not effect any offers or sales of any notes in the U.S. unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

United States Tax Considerations:

The text under "United States Tax Considerations—Non-U.S. Holders" in the Prospectus Supplement, dated July 17, 2015, summarizes certain U.S. federal income tax considerations that may be relevant to a holder of a note that is a "non-U.S. holder" (as defined therein). Paragraph (b) under the caption "United States Tax Considerations—Non-U.S. Holders" is amended to read in its entirety as follows:

(b) such non-U.S. holder will not be subject to U.S. federal income tax on gain realized on the sale, exchange or redemption of the note, provided that, (i) the gain of such holder is not effectively connected with the holder's conduct of a trade or business in the United States (and, if certain treaties apply, is not attributable to a permanent establishment maintained by the non-U.S. holder within the United States); (ii) if the non-U.S. holder is an individual holder, such holder is not present in the United States for 183 days or more in the taxable year of the sale, exchange or redemption (and does not satisfy certain other conditions); and (iii) in the case of a sale, exchange, redemption or other taxable disposition of a note effected on or after January 1, 2019, (x) the non-U.S. holder has provided any direct or indirect information with respect to its direct and indirect U.S. owners; and (y) if the non-U.S. holder or any intermediary through which it holds notes is a "foreign financial institution" (as defined below), each such entity has entered into an agreement with the U.S. government, pursuant to which it agrees, among other responsibilities, to collect and provide to the U.S. tax authorities information about its direct and indirect U.S. accountholders and investors, or otherwise establishes an exemption.

<u>Plan of Distribution</u>:

The text under "Plan of Distribution" in the Prospectus Supplement, dated July 17, 2015, is amended by inserting the following text immediately preceding the "General" heading therein:

Canada

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 *Prospectus Exemptions* or subsection 73.3(1) of the *Securities Act* (Ontario), and are permitted clients, as defined in National Instrument 31-103 *Registration Requirements, Exemptions and Ongoing Registrant Obligations*. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this document (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 *Underwriting Conflicts* ("NI 33-105"), the agents are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

<u>Legal Matters</u>:

The text under "Legal Matters" in the Prospectus Supplement, dated July 17, 2015, is amended as follows:

Allen & Overy LLP, New York, New York, will pass upon the validity of the notes for the agents.

<u>Information Regarding Settlement Date for Notes</u>:

It is expected that delivery of the notes offered hereby will be made on or about the Original Issue Date stated above in this Pricing Supplement, which will be the fifth business day following the date of this Pricing Supplement (T + 5). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this Pricing Supplement or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.